UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LSI Industries Inc.

(Name of Issuer)

Common Stock, no  par value

(Title of Class of Securities)

502 16C 10 8

(CUSIP Number)

Craig A. Miller
2727 Scioto Parkway
Columbus, OH  43221
(614) 345-9040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 502 16C 10 8	2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Craig A. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
1,048,882

8. Shared Voting Power
0

9. Sole Dispositive Power
466,157

10. Shared Dispositive Power
1,372,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,838,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

7.15%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 502 16C 10 8	3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kevin A. Kelly
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
1,048,882

8. Shared Voting Power
1,372,062

9. Sole Dispositive Power
466,157

10. Shared Dispositive Power
1,372,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,838,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

7.15%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 502 16C 10 8	4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David T. Feeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
371,913

8. Shared Voting Power
0

9. Sole Dispositive Power
165,301

10. Shared Dispositive Power
1,372,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,537,363
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

7.13%
14.	Type of Reporting Person (See Instructions)

IN

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of common stock, no par value (the “Common Shares”), of LSI Industries Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 10000 Alliance Road Cincinnati, Ohio 45242.

Item 2.  Identity and Background.

This Statement is being filed by Craig A. Miller, an individual, Kevin A. Kelly, an individual, and David T. Feeney, an individual (Craig A. Miller, Kevin A. Kelly, and David T. Feeney together constitute the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Craig A. Miller, Kevin A. Kelly, and David T. Feeney are the sole shareholders and members of ADL Technology Inc. (“Technology”) and ADL Engineering Inc. (“Engineering”) which are located at 2727 Scioto Parkway, Columbus, Ohio 43221.  Technology and Engineering, sold substantially all of their assets to the Company in the transactions described in more detail below.

Technology and Engineering are controlled by the Reporting Persons, by reason of their collectively owning one hundred percent (100%) of the issued and outstanding capital stock of Technology and Engineering.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 22, 2009 (the “Closing Date”) the Company simultaneously entered into and consummated the transactions contemplated by a Purchase and Sale Agreement (the “Purchase Agreement”) with LSI Acquisition Inc., an Ohio corporation and wholly owned subsidiary of the Company (“Buyer”), Technology, Engineering, and the Reporting Persons.

Pursuant to the Purchase Agreement, the Buyer acquired substantially all of the assets of each of Engineering and Technology on the Closing Date and acquired certain real estate used in their business pursuant to a Real Estate Purchase Agreement (described below) entered into with Kelmilfeen Ltd. (“Kelmilfeen”)(Kelmilfeen collectively with Technology and  Engineering, the “Acquired Companies”). The Acquired Companies are in the business of producing electronic assemblies and subassemblies per customer specifications. The purchase price for the acquisition of the non-real estate assets of Acquired Companies was 2,469,676 unregistered shares of LSI Common Stock (“Common Shares”), 1,372,062 of which were deposited pursuant to the Escrow Agreement described below, $447,896 in cash and the assumption of certain indebtedness. Under the Real Estate Purchase Agreement entered into on the Closing Date with Kelmilfeen, the Buyer acquired approximately five acres of land on which office and light industrial space is located in Columbus, Ohio (the “Property”). The Property serves as the principal place of operations of the business conducted by the Acquired Companies. The purchase price for the Property was $700,438 in cash plus the assumption of certain related indebtedness.

The foregoing descriptions of the Purchase Agreement and the Real Estate Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Real Estate Purchase Agreement, which are filed as Exhibit 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the 2,469,676 Common Shares for investment purposes only with the goal of realizing the maximum value of such Common Shares. Except as set forth in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)
any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

(g)	changes in the Company‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Securities Act”); or

(j)	any action similar to any of those enumerated above.

Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interests in the Securities of the Purchaser.

(a)
Craig Miller beneficially owns 1,838,219 Common Shares representing 7.15% of the issued and outstanding Common Shares.   The calculations in this Statement are based upon 21,570,299 Common Shares issued and outstanding as of January 23, 2009 (based upon the disclosure made by the Company in its Form 10-Q for the quarter ended December 31, 2008).  On July 22, 2009, the Company granted Craig Miller 10,000 options to purchase Common Shares in connection with his Employment Agreement.  The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant.  The options of Craig Miller expire on July 22, 2019 and each are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010.  The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Act.

Kevin Kelly beneficially owns 1,838,219 Common Shares representing 7.15% of the issued and outstanding Common Shares.  The calculations in this Statement are based upon 21,570,299 Common Shares issued and outstanding as of January 23, 2009 (based upon the disclosure made by the Company in its Form 10-Q for the quarter ended December 31, 2008).  On July 22, 2009, the Company granted Kevin Kelly 10,000 options to purchase Common Shares in connection with his Employment Agreement.  The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant.  The options of Kevin Kelly expire on July 22, 2019 and each are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010.  The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Act.

David Feeney beneficially owns 1,537,363 Common Shares representing 7.13% of the issued and outstanding Common Shares.  The calculations in this Statement are based upon 21,570,299 Common Shares issued and outstanding as of January 23,, 2009 (based upon the disclosure made by the Company in its Form 10-Q for the quarter ended December 31, 2008).  On July 22, 2009, the Company granted David Feeney 10,000 options to purchase Common Shares in connection with his Employment Agreement.  The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant.  The options of David Feeney expire on July 22, 2019 and each are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010.  The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Act.

(b)
Craig Miller, Kevin Kelly, and David Feeney have the power to vote, direct the vote, dispose of or direct the disposition of their respective shares listed in 5(a) above and the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares pursuant to the Escrow Agreement, dated as of July 22, 2009, by and among Acquisition, each of the reporting persons and U.S. Bank, N.A.(the “Escrow Agent”) (the “Escrow Agreement”), the 1,372,062 Common Shares deemed to be beneficially owned by the Reporting Persons are held in escrow by the Escrow Agent and 686,031 Common Shares may be released by the Escrow Agent to the Reporting Persons on December 31, 2010 and the remaining 686,031 will be released to the Reporting Persons following the termination of the escrow period in the Escrow Agreement provided that the Escrow Agent may release the Common Shares held in escrow to the Company to satisfy successful indemnity claims made by the Company pursuant to the Purchase Agreement.

(c)
Except for the receipt of Common Shares issued pursuant to the Purchase Agreement as described in Item 4 of this Statement, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d)
Pursuant to the Escrow Agreement, the Reporting Persons have the right to receive the proceeds from the sale of the Common Shares held under the Escrow Agreement in the event that the Company successfully asserts an indemnity claim against the Reporting Persons under the Purchase Agreement.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Purchase Agreement, which provided for the issuance of the 2,469,676 Common Shares to the Reporting Persons is described in Item 3 of this Statement above.

The Escrow Agreement, which provides for the voting and disposition of the Common Shares issued to the Reporting Persons pursuant to the Purchase Agreement deemed beneficially owned by the Reporting Persons, is described in Item 5(b) of this Statement above.

Pursuant to the Registration Rights Agreement dated the Closing Date between the Issuer and the Reporting Persons, the Issuer granted certain piggyback registration rights to each of the Reporting Persons. Under certain circumstances, the registrant will be obligated to include certain of the Common Shares issued pursuant to the Purchase Agreement in a registration statement that the registrant may file with the Securities and Exchange Commission (“SEC”). The registrant is required to pay all registration expenses but is not required to pay any underwriting fees, discounts or commissions attributable to the sale of such Common Shares.

On July 22, 2009, the Company granted Craig Miller 10,000 options to purchase Common Shares pursuant to (i) the Employment Agreement (the “Miller Employment Agreement”), dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition, Inc. and Craig Miller and (ii) the Company’s 2003 Equity Compensation Plan, as amended from time to time (the “Equity Compensation Plan”). The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant. Such options expire on July 22, 2019 and are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010.  Pursuant to the Miller Employment Agreement, Craig Miller will be eligible to participate in the Equity Compensation Plan, subject to the terms and conditions thereof, during his term of employment as set forth in the Miller Employment Agreement.

On July 22, 2009, the Company granted Kevin Kelly 10,000 options to purchase Common Shares pursuant to (i) the Employment Agreement (the “Kelly Employment Agreement”), dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition, Inc. and Kevin Kelly and (ii) the Company’s 2003 Equity Compensation Plan, as amended from time to time (the “Equity Compensation Plan”). The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant. Such options expire on July 22, 2019 and are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010. Pursuant to the Kelly Employment Agreement, Kevin Kelly will be eligible to participate in the Equity Compensation Plan, subject to the terms and conditions thereof, during his term of employment as set forth in the Kelly Employment Agreement

On July 22, 2009, the Company granted David Feeney 10,000 options to purchase Common Shares pursuant to (i) the Employment Agreement (the “Feeney Employment Agreement”), dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition, Inc. and David Feeney and (ii) the Company’s 2003 Equity Compensation Plan, as amended from time to time (the “Equity Compensation Plan”). The exercise price of the options is $5.85 per share, reflecting the market value of Common Shares as of the date of the grant. Such options expire on July 22, 2019 and are exercisable at a rate of 25% per year of the aggregate grant beginning on July 22, 2010. Pursuant to the Feeney Employment Agreement, David Feeney will be eligible to participate in the Equity Compensation Plan, subject to the terms and conditions thereof, during his term of employment as set forth in the Feeney Employment Agreement

The foregoing descriptions of the Escrow Agreement, the Registration Rights Agreement, the Miller Employment Agreement, the Kelly Employment Agreement, the Feeney Employment Agreement and the Equity Compensation Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Escrow Agreement, the Registration Rights Agreement, the Equity Compensation Plan, the Miller Employment Agreement, the Kelly Employment Agreement, the Feeney Employment Agreement, which are filed as Exhibits 99.3, 99.4, 99.5 99.6, 99.7 and 99.8 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, there are no contacts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any of the securities of the Company, including but not limited to, transfer or voting or any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

99.1
Purchase and Sale Agreement, dated as of July 22, 2009, by and among the Issuer, LSI Acquisition Inc., ADL Technology Inc., ADL Engineering Inc. and each of the reporting persons (incorporated by reference as Exhibit 2.1 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on July 24, 2009).

99.2
Real Estate Purchase Agreement between Kelmilfeen Ltd. and LSI Acquisition Inc. dated July 22, 2009 (incorporated by reference as Exhibit 2.1 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on July 24, 2009).

99.3
Escrow Agreement, dated as of July 22, 2009, by and among Acquisition, each of the reporting persons and U.S. Bank, N.A. (the “Escrow Agreement”) (incorporated by reference as Exhibit 10.1 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on July 24, 2009).

99.4
Registration Rights Agreement, dated as of July 22, 2009, by and between LSI Industries Inc. and each of the reporting persons (incorporated by reference as Exhibit 10.2 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on July 24, 2009).

99.5
LSI Industries Inc. 2003 Equity Compensation Plan, as amended (incorporated by reference as Exhibit 99 to LSI Industries Inc.’s Current Report on Form 8-K/A filed with the Commission on November 7, 2003).

99.6	Employment Agreement, dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition Inc., and Kevin Kelly.

99.7	Employment Agreement, dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition Inc., and Craig Miller.

99.8	Employment Agreement, dated as of July 22, 2009, by and between LSI Industries Inc., LSI Acquisition Inc., and David Feeney.

99.9	Joint Filing Agreement, dated as of August 3, 2009, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	By:	/s/Craig A. Miller
Craig A. Miller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	By:	/s/Kevin A. Kelly
Kevin A. Kelly

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	By:	/s/David T. Feeney
David T. Feeney